BINGO.COM, LTD.

Bingo.com, Ltd. Hansa Bank Building, Ground Floor, Landsome Road, The Valley

AI 2640, Anguilla, British West Indies

Ph: (264) 461-2646 Fax+1 (264) 498-3805

1166 Alberni St, Suite 1405, Vancouver, BC V6E-3Z3, Canada

Ph: 604-694-0300 Fax:604-694-0301

David R. Humphrey

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington DC 20549-0402

United States of America

June 22, 2012

Dear Sirs

RE Bingo.com, Ltd. Form 10-K for the year ended December 31, 2010

Filed March 22, 2011, File Number : 333-120120-01

RE Bingo.com, Ltd. Form 10-K for the year ended December 31, 2011

Filed March 30, 2012, File Number : 333-120120-01

In response to your letter dated June 7, 2012, please find our responses below:

General

The company acknowledges that:

       the company is responsible for the adequacy and accuracy of the disclosure in the filing.

       staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

       the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

1. Bingo.com Domain Name, page 5

Please clarify the involvement of your independent valuation company by disclosing whether you engaged the independent valuation company to assist you with valuing the remaining 4% Domain Name Purchase payments. In this regard, please disclose whether the Company used the valuation report in concluding on the value assigned to the purchase payments.

We will amend our disclosure and state the following:

In the latter half of fiscal 2010, the Company engaged an independent valuation company, to value the remaining 4% Domain Name Purchase payments. The Company reviewed the independent valuation and after considering this and other external variables, the Company and Bingo, Inc., the holder of the 4% Domain Name Purchase payments, agreed that the value of the 4% Domain Name Purchase payments to be $900,000. During the year ended December 31, 2010, the Company purchased the remaining Domain Name Purchase payments for $900,000 from Bingo, Inc., with the issuance of 6,000,000 common shares of Bingo.com, Ltd., at a value of $0.15 per share.

2. Revenue Recognition

We note your response to our prior comments 3 and 4 of our letter dated March 30, 2012. However, we disagree with your conclusion. As such, to the extent the bonus deposits wagered in fiscal year 2010 were insignificant, please advise; otherwise, if the amount was material, please revise your fiscal year ended December 31, 2010 financial statements to exclude bonus wagered from revenues, pursuant to ASC Topic 605-50-45- 2.

We have treated the bonuses in accordance with ASC Topic 605-50-45-3 - If the consideration consists of a free product or service or anything other than cash (including credits that the customer can apply against trade amounts owed to the vendor), the cost of the consideration shall be characterized as an expense (as opposed to a reduction of revenue) when recognized in the vendor's income statement. That is, free item is delivered in exchange transaction and not a refund or rebate of a portion of the amount charged to the customer.

Prior to the migration to the Unibet Partner Program, we deemed the deposit by players and the wagering as two separate transactions. When a player deposited funds in the website www.bingo.com, they were credited with a deposit bonus and this deposit bonus plus the cash deposit was recorded in the player account. The cash portion of deposit was recorded as a liability to the Company because at any stage the player could withdraw those funds. This liability was recorded as "Players float" in the balance of the company. The deposit bonus was never withdrawable and could only be wagered in the games. The player would have to play through his cash deposit first before he could wager with his deposit bonus. If the player won with deposit bonus then the winnings were credited to his winnings account which he could further play with or withdraw. However at no stage could he ever withdraw any deposit bonus credited to his account.

We considered the deposit bonus credits not to be cash because they had no intrinsic value to the customer. We believe them to be comparable to a gift certificate for a free product given to a new customer redeemable at a future date; the bonus credits represent an expense to the Company when used by the customer, not cash.

Furthermore, the deposit bonus credits are delivered in an exchange transaction when the player funds their account, not at the time when the player purchases tickets in a bingo game (the point of revenue recognition).  The amount charged to the customer is always the full price of the bingo tickets.  Therefore, we believe that the granting of deposit bonus credits is an exchange transaction as per ASC Topic 605-50-45-3.

The Unibet system deals with deposit bonus in a totally different way to us prior to the migration of the Unibet system. Therefore there was a lot of uncertainty and considerable discussion and negotiation of how to deal with our migrated bonus balance. As the Unibet deal was critical to our development and we could not allow it to fail, we made the concession to transfer a potentially refundable amount equal to 50% of the sum of the deposit bonus balance of the most recent (i.e. Logged into their account in the last 60 days) active non-depositing players plus the bonus balance of all the players who had made a cash deposit.  This deposit bonus amount totaled GBP44,336.27 Pounds Sterling, therefore we transferred a potentially refundable amount of GBP22,168.14 (Pounds Sterling) (50% of GBP44,336.27 Pounds Sterling) to Unibet on migration of our players to their system.

After the system migration to the Unibet system, the bingo players were required to re-register in the Unibet system for their balances to be transferred. After re-registration, their balances in their bingo.com account were migrated to the new Unibet system. Due to the fact that the Unibet system did not have a deposit bonus category, the bonus credits were credited to a player account which was now withdrawable.  Because of this cash element, and to protect themselves from large bonus liabilities, all deposit bonuses which were not spent within 60 days of the grant (re-registration) date, would expire. At the end of the 60 days, Unibet calculated the deposit bonus credited to players account on re-registration and the withdrawal rate during that period and refunded us the unused deposit bonus.  In summary, Unibet refunded to Bingo.com the sum of GBP20,393.16 pounds sterling of the GBP22,168.14 pounds sterlingwe had advanced as potential bonus liability.

We did not recognize as Revenue any of the wagering of these specific bonus balances after migration and recognized only the revenue on the cash balances transferred or subsequent cash deposits.

Therefore the Company still considers that section 605-50-45-3 is applicable and that the cost of the bonuses will be characterized as an expense.

3. Sources of Revenue and Revenue Recognition, page 15

Please revise the last sentence of the first paragraph to clarify that gaming revenue is recognized based on total dollars wagered, less commissions on all games, less bonus granted, less all winnings payable to players to ensure consistency with your revenue recognition policy on page 14 with respect to the subsequent migration to the Unibet Partner Program. Your current disclosure indicates revenue includes bonus wagered.

We will amend our disclosure to state the following:

Subsequent to the migration to the Unibet Partner Program, gaming revenues have been recognized on the basis of total dollars wagered, less commissions on all games, less all winnings payable to players.

4. New accounting pronouncements and changes in accounting policies (Note 2(n)), page 31

We have reviewed your response to prior comment 8 of our letter dated March 30, 2012. Reference is also made to your disclosure of the early adoption of ASU No. 2010-16, Entertainment-Casinos (Topic 924): Accruals for Casino Jackpot Liabilities, as we note you adopted this ASU in the fiscal year ended December 31, 2010, and have reversed the previous liability amount of $177,832 into income for 2010 as reflected in the statements of operations line item "Reversal of progressive jackpot provision." As stated in our prior comment 8, the adoption of ASU No. 2010-16, whether earlier adopted or not, should be reflected as a cumulative-effect adjustment to opening retained earnings as of the beginning of the period of adoption. See ASC Topic 924-605-65-1, paragraphs (b) and (d). Please amend your December 31, 2011 Annual Report on Form 10-K to revise your financial statements and disclosures accordingly. Also, separately, please revise Note 2(n) to clarify if the reversal amount should be $193,051 rather than $177,832, which latter amount appears to represent the profit on the sale of subsidiaries disclosed in Note 3.

The amount is $193,051 and we will amend the 2010 opening deficit accordingly. In addition, we will amend the note in Note 2 (n) to correctly record the treatment and the correct number.

5. Note 7. Doman name rights and intangible asset, page 32

We have reviewed your response to prior comment 10 of our letter dated March 30, 2012. However, we continue to believe you should amend your December 31, 2011 Annual Report on Form 10-K to reclassify the recording of the $900,000 price of the royalty payments from the intangible asset to an expense in the statements of operations in accordance with ASC Topic 420-10-25-11.

We will amend our December 31, 2011 Form 10-K and the first quarter Form 10-Q for the quarter ended March 31, 2012 to reflect this as amendment.

Form 10-Q for the Quarterly Period Ended March 31, 2012

6.      General

In addition to the following comments, please revise the March 31, 2012 interim financial statements and disclosures to comply with comments issued on the December 31, 2011 Annual Report on Form 10-K, as appropriate.

We will amend the March 31, 2012 form 10-Q to show this change to Domain name rights and intangible asset.

7.         Note 2 (c) Revenue recognition, page 7

Please revise your disclosure of how gaming revenues have been recognized. In this regard, please clarify that bonuses wagered are excluded from gaming revenues. Similarly the disclosure in MD&A, Critical Accounting Policies - Revenue Recognition at page 18, related to gaming revenue should also be revised.

In the Unibet system there are no material bonuses granted. Therefore we will amend the note to read as follows:

Gaming revenues have been recognized on the basis of total dollars wagered, less commissions on all games less all winnings payable to players.

If you would like to discuss these matters further please do not hesitate to contact us.

Yours sincerely

/s/ J. M. Williams                                              /s/ H W Bromley

Jason Williams                                      Henry Bromley

Chief Executive Officer                         Chief Financial Officer

Cc Grant Block

Davidson & Company LLP